

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 8, 2009

Mr. Joseph A. Boshart
President and Chief Executive Officer
Cross Country Healthcare, Inc.
6551 Park of Commerce Blvd, N.W.
Boca Raton, Florida 33487

   RE: Cross Country Healthcare, Inc.
     Form 10-K for the year ended December 31, 2008
     Filed March 17, 2009
     File No. 0-33169

     Forms 10-Q for fiscal quarter ended September 30, 2009
     Filed November 6, 2009

Dear Mr. Boshart:

   We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and explain to us how you intend to comply including your proposed disclosures, as applicable. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K
Management's Discussion and Analysis, page 30

1. We note that you took a significant goodwill impairment charge in the fourth quarter of fiscal year 2008. In this regard, we believe you should expand your MD&A to discuss your expectations regarding your future operating results and liquidity in light of taking the impairment charge. We believe you should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating

results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

2. Please expand your critical accounting policy disclosure to provide the following disclosures for each reporting unit that is at risk of failing the step one impairment test:
- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

<u>Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K</u>
<u>Compensation Discussion and Analysis, page 12</u>

3. We note that the objective portion of the Annual Incentive Plan was tied to the achievement of meeting certain "EBITDA and EPS targets." In future filings, please disclose the EBITDA and EPS performance targets that must be reached for payment to each officer. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. In this regard, please note that we generally do not agree with the argument that disclosing a company-level performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed.

4. In future filings, please provide more analysis as to how you arrived at and why you paid the particular levels and forms of long-term incentive compensation for each named executive officer. In this regard, we note the last sentence on page 17 states, "Equity-based awards for senior executives are generally made based on the executive's position, experience and performance, prior equity-based compensation awards and competitive equity-based compensation levels." However, you do not provide disclosure analyzing these factors and how they relate to the amounts actually chosen by the Compensation Committee. For further information, please see Staff Observations in the Review of

Executive Compensation Disclosure, which is available on our website at
www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

Grants of Plan-Based Awards, page 20

5.   Please explain to us why the estimated payouts granted under the 2008 Annual Incentive
Plan were not reported in your Grants of Plan-Based Awards Table. In this regard, it
appears that you should have reported the threshold, target and maximum potential
awards pursuant to this non-equity incentive plan in your Grants of Plan-Based Awards
Table, while the actual earned award is disclosed in your Summary Compensation Table.
If you will revise your disclosure in future filings to comply with this comment, please
confirm this in your response letter. For more information, please see Regulation S-K
Compliance and Disclosure Interpretations, Question and Answer 120.02, available at
www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Outstanding Equity Awards at 2008 Year-End, page 21

6.   We note that you disclose in footnote 1 the standard vesting schedule of unvested stock
awards in order to comply with Instruction 2 to Item 402(f)(2), pertaining to the vesting
dates of options, shares of stock and equity incentive plan awards held at fiscal-year end.
However, to rely on this practice in future filings, please also include a column in this
table showing the grant date of each award reported. See Regulation S-K Compliance
and Disclosure Interpretations, Question and Answer 122.02, available at
www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our comments and
provides any requested information. Detailed letters greatly facilitate our review. Please file
your letter over EDGAR. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement
from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters.   Please contact Jay Knight, Attorney-Advisor, at (202) 551-3370 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage
        for

Larry Spirgel
Assistant Director